Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2018.

As at July 31, 2018
(in millions of Canadian dollars)

Subordinated Debt	5,618

Total Equity
Preferred Shares(1)	4,240
Common Shares	12,924
Contributed Surplus	302
Retained Earnings	24,909
Accumulated Other Comprehensive Income	2,381

Total Shareholders’ Equity	44,756
Non-controlling Interest in Subsidiaries	0

Total Equity	44,756

Total Capitalization	50,374

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 16, 17, 25, 26, 27, 29, 31, 33, 35, 36, 38, 40 and 42. For more information on the classification of Preferred Shares, please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2018.